SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August 1, 2003

                              PetroKazakhstan Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

           140-4th Avenue S.W. #1460, Clagary Alberta, Canada T2P 3N3
           ----------------------------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form 20-F [ ] Form 40-F [X]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [ ] No [X]

      If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2003
      PetroKazakhstan Inc.

By:
/s/ Ihor Wasylkiw
--------------------------------------------------
Ihor Wasylkiw
Vice President Investor Relations

      PetroKazakhstan Inc. - Investment Conference Webcast & Investor Tour

    CALGARY, Aug. 1 /PRNewswire-FirstCall/ - PetroKazakhstan Inc.
("PetroKazakhstan") will be participating in The Oil & Gas Conference to be held in Denver, Colorado from August 4th to 7th and will be meeting with investors during that week. Mr. Nicholas H. Gay, Senior Vice President Finance and CFO of PetroKazakhstan, will be the company presenter.

    The Company will be presenting on Monday, August 4th and invites you to listen to a delayed webcast of its presentation which will be available on Tuesday, August 5th at 8:00 am Eastern time (6:00 am Mountain time). The webcast, which will be archived for 30 days, can be accessed from PetroKazakhstan's website at www.petrokazakhstan.com and from the home page click on "Webcast".

    A copy of the presentation will be available on Monday, August 4th at 12:30 pm Eastern time (10:30 am Mountain time) and can be viewed or printed by accessing the Company's website. From the home page simply click on "Presentations".

    PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

    PetroKazakhstan's shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

    The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.







SOURCE PetroKazakhstan Inc.
    -0-              08/01/2003
    /CONTACT: Ihor P. Wasylkiw, Vice President Investor Relations,
403-221-8658/
    (PKN. PKN)

CO: PetroKazakhstan Inc.
ST: Alberta
IN: OIL
SU: CCA

    -30-